UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Intermountain Community Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45881M308

(CUSIP Number)

Christopher J. Rupright, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

Cusip No. 45881M308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stadium Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row 0%

14.	Type of Reporting Person (See Instructions)

IA, OO

2

Cusip No. 45881M308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stadium Capital Management GP, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) _______

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions)

PN

3

Cusip No. 45881M308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alexander M. Seaver

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions)

IN

4

Cusip No. 45881M308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bradley R. Kent

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions)

IN

5

Cusip No. 45881M308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stadium Capital Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions)

PN

6

Cusip No. 45881M308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stadium Capital Qualified Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions)

PN

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Cusip No. 45881M308

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Intermountain Community Bancorp (the "Issuer"). The principal executive office of the Issuer is located at P.O. Box 967, Sandpoint, ID 83864.

Item 2. Identity and Background

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by Stadium Capital Management, LLC with the Securities and Exchange Commission on February 2, 2012 (the “Original Schedule 13D”) and the Amendment No.1 to Schedule 13D filed on May 31, 2012. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Stadium Capital Management, LLC ("SCM"); Stadium Capital Management GP, L.P. (“SCMGP”); Alexander M. Seaver ("Seaver"); Bradley R. Kent ("Kent"); Stadium Capital Partners, L.P. (“SCP”); Stadium Capital Qualified Partners, L.P. (“SQP”)
(collectively, the "Filers").

SCP and SQP are filing this statement jointly with the other Filers, but not as member of a group and expressly disclaim membership in a group.

(b)	The business address of the Filers is
199 Elm Street, New Canaan, CT 06840-5321

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
SCM is an investment adviser and the general partner of SCMGP. Seaver and Kent are the managers of SCM. SCP and SQP are investment limited partnerships, of which
SCMGP is the general partner.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 4 of the cover sheet for each Filer.

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Cusip No. 45881M308

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and supplemented to add the following information:

Purchaser	Source of Funds	Amount
SCM	Funds Under Management	$0
SCP	Working Capital	$0
SQP	Working Capital	$0

Item 4. Purpose of Transaction

Item 4 of the Original Schedule D is amended and supplemented to add the following information:

Pursuant to an Agreement and Plan of Merger between Intermountain Community Bancorp and Columbia Banking Systems, Inc. dated July 23, 2014, the Stadium Investors disposed of all of their securities of Intermountain Community Bancorp.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition

Stadium Capital Management, LLC	0	0%	0	0	0	0
Stadium Capital Management GP, L.P.	0	0%	0	0	0	0
Alexander M. Seaver	0	0%	0	0	0	0
Bradley R. Kent	0	0%	0	0	0	0
Stadium Capital Partners, L.P.	0	0%	0	0	0	0
Stadium Capital Qualified Partners, L.P.	0	0%	0	0	0	0

(c)	Pursuant to a Plan of Merger between Intermountain Community Bancorp and Columbia Banking Systems, Inc. dated July 23, 2014, the Filers disposed of the following securities of Intermountain Community Bancorp as of November 1, 2014:

Filers	Shares of Common Stock	Shares of Non-Voting Common Stock
Stadium Capital Partners, L.P.	356,796	1,517,874
Stadium Capital Qualified Partners, L.P.	31,026	131,989

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Cusip No. 45881M308

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCM is the investment adviser of its clients pursuant to investment management agreements or limited partnership agreements providing to SCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, SCM (or SCMGP) is entitled to fees based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2014

STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent
STADIUM CAPITAL PARTNERS, L.P. By: Stadium Capital Management GP, L.P., its General Partner By: Stadium Capital Management, LLC General Partner By: Bradley R. Kent, Manager	STADIUM CAPITAL QUALIFIED PARTNERS, L.P. By: Stadium Capital Management GP, L.P., its General Partner By: Stadium Capital Management, LLC General Partner By: Bradley R. Kent, Manager
STADIUM CAPITAL MANAGEMENT GP, L.P. By: Stadium Capital Management, LLC General Partner By: Bradley R. Kent, Manager
10

Cusip No. 45881M308

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Intermountain Community Bancorp. For that purpose, the undersigned hereby constitute and appoint Stadium Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: November 6, 2014

STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent
STADIUM CAPITAL PARTNERS, L.P. By: Stadium Capital Management GP, L.P., its General Partner By: Stadium Capital Management, LLC General Partner By: Bradley R. Kent, Manager	STADIUM CAPITAL QUALIFIED PARTNERS, L.P. By: Stadium Capital Management GP, L.P., its General Partner By: Stadium Capital Management, LLC General Partner By: Bradley R. Kent, Manager
STADIUM CAPITAL MANAGEMENT GP, L.P. By: Stadium Capital Management, LLC General Partner By: Bradley R. Kent, Manager